UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OF 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2005


                            CONCHA Y TORO WINERY INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                   CASILLA 213
                            AVDA. NUEVA TAJAMAR 481,
                              TORRE NORTE, PISO 15
                                 SANTIAGO, CHILE
                    ----------------------------------------
                    (Address of principal executive offices)


                         Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

                               Yes [ ]     No [X]

                                    EXHIBITS
                                    --------


Exhibit 99.1    Press release dated February 27, 2006

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



         VINA CONCHA Y TORO S.A.



         By: /s/ OSVALDO SOLAR V.
             ------------------------
             Name  : Osvaldo Solar V.
             Title : Gerente de Administracion y Finanzas / Administration and
                     Finance Manager (Chief Financial Officer)



Date: February 28, 2006